

16021599

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Dunsmuir Street, 17th Floor
(No. and Street)

Vancouver	British Columbia, Canada	V7Y 1J5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mitchell 604-605-6309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1600-333 Seymour Street	Vancouver, British Columbia	Canada	V6B 0S4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA) Ltd., as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEAN R. GALLOWAY
Barrister & Solicitor
FARRIS, VAUGHAN, WILLS & MURPHY LLP
2500-700 West Georgia Street
P.O. Box 10026, Pacific Centre
Vancouver, BC V7Y 1B3

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Wolverton Securities (USA), Ltd.

(Expressed in US dollars)

March 31, 2016

Wolverton Securities (USA), Ltd.

Contents



Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors of
Wolverton Securities (USA), Ltd.

We have audited the accompanying financial statements of Wolverton Securities (USA), Ltd. (a Washington corporation) (the "Company"), which comprise the statement of financial condition as at March 31, 2016 and the related statements of loss and comprehensive loss, changes in financial condition, and changes in stockholder's equity for the year then ended, that are filed pursuant to Rule 17a-5 under the United States Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolverton Securities (USA), Ltd. as at March 31, 2016 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 through Schedule 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the United States Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule 1 through Schedule 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Vancouver, Canada
May 30, 2016

Chartered Professional Accountants

Wolverton Securities (USA), Ltd.
Statement of Financial Condition

(Expressed in US dollars)

March 31		2016		2015
Assets				
Cash	**$**	**315,645**	$	305,101
Accounts receivable		**22,030**		9,532
Deposit with broker and dealer		**53,463**		53,463
Prepaid expenses		**14,099**		17,595
Total assets	**$**	**405,237**	$	385,691
Liabilities				
Accounts payable and accrued liabilities	**$**	**56,965**	$	30,169
Due to parent company (Note 5)		**8,875**		4,484
Total liabilities		**65,840**		34,653
Shareholders' equity				
Capital stock (Note 4)		**725,000**		625,000
Deficit		**(385,603)**		(273,962)
Total equity		**339,397**		351,038
Total liabilities and equity	**$**	**405,237**	$	385,691

On behalf of the Board



Director

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of Loss and Comprehensive Loss

(Expressed in US dollars)

Year ended March 31		2016	2015
Revenue			
Commission	$	**235,479**	218,018
Interest		**385**	211
Investment and other income		**15,445**	30,167
		251,309	248,396
Expenses			
Bank charges		**604**	722
Commissions paid		**91,307**	104,773
Professional fees		**22,985**	37,330
Trading and quotation		**91,302**	87,660
Regulatory fees		**52,925**	26,643
Other carrying broker fees		**52,641**	14,524
Other expenses (Note 5)		**51,186**	36,704
		362,950	308,356
Net loss and comprehensive loss	$	**(111,641)**	(59,960)

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of Changes in Financial Condition

(Expressed in US dollars)

Year ended March 31	2016	2015
Cash derived from (applied to)		
Operating		
Net loss and comprehensive loss	$ (111,641)	$ (59,960)
Realized gain on sale of marketable securities	-	(4,242)
	(111,641)	(64,202)
Change in non-cash operating working capital		
(Increase) decrease in accounts receivable	(12,498)	7,592
Decrease (increase) in prepaid expenses	3,496	(4,460)
Increase (decrease) in accounts payable and accrued liabilities	26,796	(1,046)
	(93,847)	(62,116)
Investing		
Proceeds from sale of marketable securities	-	26,406
	-	26,406
Financing		
Issuance of common shares	100,000	75,000
Net advances from (to) parent company	4,391	(2,615)
	104,391	72,385
Net increase in cash	10,544	36,675
Cash, beginning of year	305,101	268,426
Cash, end of year	$ 315,645	$ 305,101

Supplemental cash flow information		
Interest received	$ 385	$ 211

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of Changes in Stockholder's Equity

(Expressed in US dollars)
Year ended March 31, 2016

	Capital Stock			
	Shares	Amount	Deficit	Total
Balance, March 31, 2014	550,000	$ 550,000	$ (214,002)	$ 335,998
Net loss, year ended March 31, 2015			(59,960)	(59,960)
Share issuance	75,000	75,000	-	75,000
Balance, March 31, 2015	625,000	625,000	(273,962)	351,038
Net loss, year ended March 31, 2016			(111,641)	(111,641)
Share issuance	100,000	100,000	-	100,000
Balance, March 31, 2016	**725,000**	**$ 725,000**	**$ (385,603)**	**$ 339,397**

See accompanying notes to the financial statements.

1. Nature of operations

Wolverton Securities (USA), Ltd. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated in the State of Washington on July 3, 1996.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on November 7, 1997.

The Company operates under an introducer/carrier broker agreement with COR Clearing LLC.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are prepared in US dollars, in accordance with accounting principles generally accepted in the United States of America.

Basis of presentation

These financial statements are prepared based on trade date basis.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Cash

Cash includes cash on hand, held at one financial institution.

Revenue recognition

Commission revenue consists of revenue generated through brokerage services provided to clients, recognized on a trade date basis.

Interest revenue consists of a share of interest earned on client accounts held by COR Clearing LLC.

2. Summary of significant accounting policies (continued)

Foreign currency translation

The company's functional currency is the United States dollar. Monetary asset and liability accounts denominated in Canadian currency are translated into US dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses denominated in Canadian currency are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of loss for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are "more-likely-than-not" (50% or greater), based on the technical merits of the position. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by Accounting Standards Codification ("ASC") 740-10.

3. Financial instruments

Fair value

The financial instruments consist of cash, accounts receivable, deposit with broker and dealer, accounts payable and accrued liabilities, and due to parent company.

The Company follows guidance under ASC Topic 820 *Fair Value Measurements and Disclosures*, with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or, other inputs not directly observable, but derived principally from, or corroborated by, observable market data

Level 3: Unobservable inputs that are supported by little or no market activity

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The company does not hold any assets and liabilities measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820 as at March 31, 2016 and 2015.

The carrying values of financial instruments, including cash, accounts receivable, deposit with broker and dealer, accounts payable and accrued liabilities, and due to parent company, approximate fair value due to their short maturities.

3. Financial instruments (continued)

Risk management

In the normal course of business the Company is exposed to interest rate risk, credit risk, liquidity risk, and foreign exchange risk. These risks are managed in the following manner:

(a) *Interest rate risk*

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company and the interest revenue earned by the Company. The Company is exposed to interest rate risk on the amounts due from broker and dealer.

(b) *Credit risk*

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction may fail to perform under its contractual commitment, resulting in a financial loss to the Company. The primary counterparty is the Company's carrying broker, COR Clearing LLC.

As at March 31, 2016, management believes the counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(c) *Liquidity risk*

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the Company's liquidity position to ensure that the Company has access to enough readily available funds to cover its financial obligations as they come due.

The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid.

(d) *Foreign exchange risk*

The Company is charged by its parent company, Wolverton Securities Ltd., for its proportionate share of operating expenses incurred. The costs incurred by the parent company are denominated in Canadian dollars; thus, the Company is exposed to foreign exchange risk on the conversion of those amounts to US dollars.

(e) *Fair value risk*

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

The Company is not materially impacted by the risks noted above.

(Expressed in US dollars)

4. Capital stock	**2016**	2015
Authorized		
1,000,000 shares of common shares with no par value		
Issued		
725,000 common shares	**$ 725,000**	$ 625,000

5. Related party transactions

During the year, the Company was charged $40,109 (2015 - $26,081) by its parent company for its proportionate share of professional dues incurred. In addition, the Company was charged $15,043 (2015 - $13,762) pertaining to the services provided by its parent company on behalf of its clients.

At March 31, 2016, the amount due to its parent company is $8,875 (2015 - $4,484).

The amounts due to its parent company are non-interest bearing and have no set terms of repayment.

The above transactions occurred in the normal course of operations and are measured at the exchange amount agreed to by the related parties.

6. Income taxes

The Company has approximately $374,192 (2015 - $262,550) of unused tax losses that may be claimed to reduce future taxable income. A full valuation allowance has been provided against this amount due to the uncertainty regarding the realization of the deferred income tax asset.

7. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under Rule 15c3-1 with the K(2)(ii) exemption which requires the Company to maintain minimum net capital equal to the greater of $250,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

(Expressed in US dollars)

7. Capital requirements (continued)

At March 31, 2016, the Company had net capital of $325,298, which was $75,298 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.2024 to 1. As at March 31, 2016, the Company was in compliance with all minimum regulatory requirements.

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

8. Other Matters

On March 18, 2016, the Company's parent entered into an agreement to sell its assets to a competing Canadian brokerage firm, a transaction which is expected to close in the upcoming year. As a result of this organizational change, it is the intention of the company to resign from its memberships in FINRA and the SEC in the months following the closing of the transaction

9. Subsequent events

The Company has evaluated subsequent events through May 30, 2016, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to the financial statements.

10. Comparative amounts

Certain prior period balances have been reclassified to conform to the financial statements presentation in the current period.

Wolverton Securities (USA), Ltd.
Focus Report – Part IIA – Computation of Net Capital

(Expressed in US dollars)
March 31, 2016

Line			Description		Amount
1			Total ownership equity (o/e)	$	339,397
2			Deduct o/e not allowable for net capital (NC)		
3			Total o/e qualified for net capital		339,397
4			Add:		
	A		Allowable subordinated liabilities		
	B		Other deductions or credits		
5			Total capital and allowable subloans		339,397
6			Deductions and/or charges:		
	A		Total non-allowable assets		(14,099)
	B		Aged fail to deliver		
		1	Number of items		
	F		Other deductions and/or charges		
7			Other additions and/or allowable credits		
8			Net capital before haircuts		325,298
9			Haircuts on securities:		
	A		Contractual commitments		
	B		Subordinated debt		
	C		Trading and investment sec:		
		1	Exempted securities		
		2	Debt securities		
		3	Options		
		4	Other securities		-
	D		Undue concentration		
	E		Other		
10			Net capital	$	325,298
11			Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$	4,389
12			Minimum dollar requirement	$	250,000
13			Net capital requirement (greater of line 11 or 12)	$	250,000
14			Excess net capital	$	75,298
15			Net capital less greater of 10% of line 19 or 120% of line 12	$	25,298

Wolverton Securities (USA), Ltd.
Focus Report – Part IIA – Computation of Net Capital pursuant 15c3-1 of the Securities and Exchange Commission

(Expressed in US dollars)
March 31, 2016

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	$ 65,840
17	Add:	
A	Drafts for immediate credit	
B	Market value of sec borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
19	Total aggregate indebtedness	$ 65,840
20	Ratio of AI/NC	20.24%
29	Percentage of debt to debt equity	0.00%

Wolverton Securities (USA), Ltd.
Other Representations

(Expressed in US dollars)
March 31, 2016

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2016. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2016. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2016. There have been no material inadequacies found to exist since the date of the last annual audit.

Wolverton Securities (USA), Ltd.
Reconciliation of Computation of Net Capital
(Expressed in US dollars)
March 31, 2016

Net capital per firm (per March 31, 2016 Focus Report submitted April 25, 2016)	$	325,298
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2016	$	325,298

Wolverton Securities (USA), Ltd.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2016

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Wolverton Securities (USA), Ltd.
Vancouver, Canada

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd. (the "Company") as at and for the year ended March 31, 2016 in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Wolverton Securities (USA), Ltd.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US Dollars)
March 31, 2016

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the United States Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP
Chartered Professional Accountants

Vancouver, Canada
May 30, 2016



Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of
Wolverton Securities (USA) Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2016, which were agreed to by Wolverton Securities (USA) Ltd. ("the Company") and the US Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for year period from April 1, 2015 to March 31, 2016 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 30, 2016

Chartered Professional Accountants



Exemption Report Review

Wolverton Securities (USA) Ltd.

April 1, 2015 to March 31, 2016



Exemption Report Review

Grant Thornton LLP
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To the Board of Directors
Wolverton Securities (USA) Ltd.

We have reviewed management's statements, included in the accompanying Wolverton Securities (USA) Ltd. Exemption Report, in which (1) Wolverton Securities (USA) Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wolverton Securities (USA) Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii), (the "exemption provisions") and (2) Wolverton Securities (USA), Ltd. stated that Wolverton Securities (USA) Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Vancouver, Canada
May 30, 2016

Chartered Professional Accountants


Wolverton
Securities

April 26, 2016

Securities and Exchange Commission
San Francisco Regional Office
44 Montgomery St., Suite 2800
San Francisco, CA 98104
USA

Dear Sirs:

Re: SEC Rule 15c3-3 Customer Protection Rule: Exemption Report for Wolverton Securities (USA) Ltd. SEC File No. 8-49561

Wolverton Securities (USA) Ltd. ("the Company") certifies, to its best knowledge and belief, the following:

1. The Company claims an exemption from the provision of rule 15c3-3(k) on the basis of its (k)(2)(ii) introducing/carrying arrangement; and

2. The Company met its requirement s fort the exemption throughout the most recent fiscal year without exception

Yours truly,

Wolverton Securities (USA), Ltd.

John Mitchell
Chief Financial Officer